ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE 3RD QUARTER ENDED JULY 31, 2006

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED JULY 31, 2006 AND 2005

(Dated September 25, 2006)

Management’s Responsibility for Financial Reporting

The accompanying financial statements have been prepared by management and are in accordance with Canadian Generally Accepted Accounting Principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the financial statements. Management maintains a system of disclosure controls and procedures designed to provide reasonable assurance that the assets are safeguarded and the financial and other factual information contained herein is accurate and reliable. Further, management has evaluated these controls and procedures and determined that they are appropriate and effective, and have so certified. In the current year, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

The Board of Directors approves the financial statements and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing.

Certain statements in this report may constitute forward-looking statements that are subject to risks and uncertainties. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they were made. See Notes to the Financial Statements regarding going concern, commitments, contingencies, legal matters, environmental matters and other matters, which could materially affect the Company’s future business, results of operations, financial position and liquidity.

Description of Business

On December 1, 2003, the Company entered into a joint venture with Minas Sanluis S.A. de C.V., a subsidiary of Wheaton River Minerals Ltd. (now Goldcorp Inc.), with Luisman, S.A. de C.V., and with Minera Thesalia, S.A. de C.V. to acquire an interest in the La Preciosa gold/silver project located in the State of Durango, Mexico. Under the terms of the agreement, Orko earns a 51 per cent interest in the project by incurring exploration and development expenditures of US$1 million over the next five years. The Company also issued 50,000 common shares to Minas Sanluis upon TSX Venture Exchange approval and a further 50,000 common shares 12 months following the acceptance date. On March 3, 2006, the Company announced that it had reached an agreement with Goldcorp Inc. to acquire 100 per cent ownership of the La Preciosa Project. Pursuant to this new agreement, the Company is to acquire the remaining 25 per cent interest in La Preciosa from Goldcorp for consideration of US $1 Million to be satisfied by issuing to Luismin S.A. de C.V. (a subsidiary of Goldcorp) common shares of Orko at a deemed price of CDN $0.48 per share. In June 2006, the Company issued 2,378,750 shares to Luisman S.A. de C.V. and acquired 100% of the La Preciosa property.

The La Preciosa property hosts tertiary-aged gold and silver bearing epithermal quartz vein systems, associated with barite and minor quantities of base metals. The vein trend is principally north/south, although there are subordinate, mineralized vein systems that run in an east/west direction. These east/west veins typically average 2.5 meters in width and yield higher gold values. The La Preciosa claims cover over 1,300 hectares and are located about an hour and a half from Durango, Durango State, Mexico.

On June 21, 2004, the Company announced that it had acquired an option for a 51 per cent participation in a second property from Wheaton through its subsidiary, Minas de Sanluis S.A. de C.V. The terms of this second option are similar to those of the first with Wheaton on the La Preciosa property. The Company is required to make expenditures of US$1 million over the next five years and to issue 100,000 common shares, the first 50,000 shares upon acceptance by the TSX Venture Exchange and the remaining 50,000 shares after one year

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE 3RD QUARTER ENDED JULY 31, 2006

from the date of approval. The property, termed “Santa Monica”, covers 16,000 hectares and is located in the Municipality of Panuco de Coronado, Durango State, Mexico, and is adjacent to the La Preciosa property.

In January 2005, the Company had retained a geophysics contractor to conduct an IP survey on the La Preciosa property. During the second quarter, the survey was completed and a number of targets were identified. In February 2005, management signed an agreement with Major Drilling de Mexico, S.A. de C.V. to undertake a drilling program, initially estimated at approximately 5,000 metres. In May, based on the results to that point, the Company extended the program for an additional 5,000 metres, and engaged a second drill capable of greater depths. The results of this extension were very encouraging, and the Company was able to release an Inferred Resource Estimate indicating an in-situ resource of approximately 22.3 million ounces of Silver –Equivalent, based on the assay results from 18 of its first 24 holes completed.

The Company has continued the drilling program and at this time, has completed the third and fourth phases, and subsequent to the quarter end, has initiated a fifth program. The Company has now released assay results for 38 holes, and has been able to extend the strike length to 1.5 km. to date. At the site, a second new core shack has been constructed and a new road access route to southern targets completed. To date, a total of 72 holes have been drilled, representing 31,229 metres, and approximately 1,500 metres have been drilled of the fifth phase, mainly on Luz Elena targets. Of the 72 holes completed to date, assay results for only the first 38 holes have been received and these were included in an updated resource estimate reported earlier this month.

On the Santa Monica property, an initial work program has been initiated and at this time, mapping of the Mesa de los Panuquenos area, together with rock float sampling is underway.

On April 25, 2006 the Company had announced that it had signed an Option Agreement with Silver Standard Resources Inc. to acquire a 75 per cent interest in its “San Juan” property located in the state of Durango, Mexico. The San Juan property is immediately adjacent to the west of the Company’s La Preciosa property and Santa Monica Joint Venture. Under the terms of the Option Agreement, Orko Silver can earn a 75 per cent interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (a wholly owned subsidiary of Silver Standard Resources Inc.) by incurring exploration expenditures of US $750,000 over a three year period, and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the Option Agreement by the TSX Venture Exchange. Orko Silver has committed to incur exploration expenditures of not less than US $250,000 within the first year of the Option Agreement. In addition, upon exercising its option to earn a 75 per cent interest in the San Juan property, Silver Standard has a "Back-in Right" to increase its interest by 10 per cent, to a 35 per cent total interest in the Joint Venture by incurring the next US $750,000 in expenditures on the property. On May 16, the Company issued 40,000 common shares to Silver Standard as per the terms of the agreement for acquiring the 75 per cent interest in the San Juan property, and reconnaissance prospecting has commenced.

Results of Operations for the Three-Month Periods Ended July 31, 2006 and 2005:

In the third quarter of 2006, the Company incurred exploration costs of $1,246,936 on its La Preciosa property. This is higher than the expenditures incurred in 2005 of $747,863, primarily due to the higher drilling costs of our continuing program. Of the total costs incurred, drilling costs for the period aggregated $940,026, geological costs were $59,036, site costs were $138,645 and general exploration costs incurred totaled $109,229.

In addition, the Company incurred general expenses aggregating $852,868 in the quarter, which is significantly higher than the costs of $239,750 incurred in 2005. The higher costs reflect the Company’s increased cost for support of the exploration work, costs associated with increasing investor awareness of the Company’s progress and success to date and associated travel to complete the necessary additional financing required to fund the ongoing drilling, and most significantly, a $372,200 charge to reflect the imputed non-cash cost of stock options granted to directors, officers, staff and consultants in the second quarter. In the comparable quarter of 2005, the cost was only $15,835.

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE 3RD QUARTER ENDED JULY 31, 2006

In the quarter, professional fees of $41,338 were higher than those for the third quarter of 2005 of $26,028 due to the legal costs associated with the completion of a private placement. Travel costs also rose significantly to $209,453 for the third quarter 2006, compared to only $47,442 incurred in the prior comparable period, the increase incurred to attract new investors from overseas to the placement. Management fees of $38,500 were up from $25,350 in 2005 and other costs including transfer agent and filing fees, repairs and maintenance and investor relations expenses also increased, due to the accelerated activity of the Company over the prior year third quarter.

Overall, the Company incurred a loss of $2,088,310 or $0.04 per share for the quarter, whereas in 2005, the loss was $986,201 or $0.04 per share. The dramatic increase for the most part is attributable to the significantly higher exploration activity this year, higher travel to finance this activity and higher stock-based compensation expense.

Results of Operations for the Nine-Month Periods Ended July 31, 2006 and 2005:

As for the quarter, for the first nine months of 2006, the Company incurred significantly higher exploration costs of $3,141,280 on its La Preciosa property, as compared to $1,143,849 incurred in 2005. Of the total costs incurred, drilling costs for the period aggregated $2,367,358, geological costs were $152,576, site costs were $408,234 and general exploration costs totaled $213,112.

For the first nine months of 2006, the Company incurred general expenses of $2,013,600, which is significantly higher than the expenses of $535,130 incurred in 2005. Again, the higher costs reflect management’s increased support of the exploration work this year and costs associated with both increasing investor awareness of the Company’s progress, and the associated travel, all to support the completion of the financings required to fund the ongoing drilling program.

As reported for the quarter, travel costs rose significantly to $439,708 for the first nine months of 2006, compared to only $87,240 incurred in the prior comparable period. The higher costs resulted from both the necessary travel to the Company’s properties, and travel overseas as part of the financing efforts. Professional fees of $110,863, were up from $45,703 in the prior year, and transfer agent and filing fee expenses of $90,722, were up from $26,348, both increases resulting from the fees incurred to complete the private placements in the period. Also as noted for the quarter, the Company recorded a significantly higher charge of $744,400 in the current year for non-cash, stock based compensation for options granted in the second quarter, whereas the charge in the comparable period of 2005 was only $33,323

Other costs were higher generally. Management fees increased to $151,700 in the first nine months of this year from $79,050 in 2005, due primarily to the awarding of a performance bonus to the president of $45,000, and investor relations costs of $198,934 were significantly higher than those for the comparable period of 2005 of $135,508, the higher costs incurred to support the financing efforts this year. Also, interest charges of $59,420 were significantly higher due to the cost, amounting to $52,000, of 100,000 bonus shares granted to a lender for a bridge loan, necessary to sustain the drilling program until the equity funding could be completed in the second quarter. An additional $5,020 of interest accrued on the bridge loan before it was fully retired on March 3, 2006. To offset the higher costs to some degree, the Company sold all of its shares in Soho Resources Corp. and recorded a gain of $48,124.

Overall, the Company incurred a loss of $5,083,802 or $0.10 per share for the year to date, whereas in 2005, the loss was $1,676,669 or $0.07 per share. The dramatic increase is again attributable to the significantly higher exploration and financing activity this year, and the significant impact of the imputed cost of the stock options granted in the period.

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE 3RD QUARTER ENDED JULY 31, 2006

Statement of Mining and Exploration Expenditures for the Period Ended July 31, 2006

MINING PROPERTIES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
Balance, October 31, 2005	$ 21,000	$21,000	$-	$ 42,000
Additions in the year:	1,141,800	-	32,000	1,173,800
Balance, July 31, 2006	$ 1,162,800	$21,000	$32,000	$ 1,215,800

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
YEAR-TO-DATE
Drilling	$ 2,367,358	$-	$-	$ 2,367,358
Geological	152,576	-	-	152,576
Geophysical	-	-	-	-
Site costs	408,234	-	-	408,234
General exploration	213,112	-	-	213,112
Total Expenditures for the period	$ 3,141,280	$-	$-	$ 3,141,280

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$ 3,673,560	$-	$-	$ 3,673,560
Geological	353,035	-	-	353,035
Geophysical	96,712	-	-	96,712
Site costs	575,138	-	-	575,138
General exploration	277,351	-	-	277,351
Total Expenditures to date	$ 4,975,796	$-	$-	$ 4,975,796

Selected annual financial information:

	For the year ended October 31, 2005	For the year ended October 31, 2004	For the year ended October 31, 2003
Total revenues	Nil	Nil	Nil
Loss before discontinued operations and extraordinary items:
(i) total for the year	2,930,983	465,569	465,402
(ii) per share	0.11	0.02	0.04
(iii) per share fully diluted	0.11	0.02	0.04
Net loss:
(i) total for the year	2,930,983	465,569	465,402
(ii) per share	0.11	0.02	0.04
(iii) per share fully diluted	0.11	0.02	0.04
Total assets	295,325	64,756	346,224
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared per-share	Nil	Nil	Nil

The loss for 2005 includes approximately $1.8 million in drilling and other exploration costs incurred on the La Preciosa property. The loss also includes approximately $460,000 in stock-based compensation for options granted in 2005 and prior years. The loss for 2004 includes the write-off of the Red Lake property costs of approximately $66,000 incurred in 2003 following the Company’s decision not to proceed with further work on the property and recorded in the first quarter of the year. In the following quarters, only costs to sustain the Company were incurred, but in the fourth quarter, costs rose reflecting the initial geophysical work on the La Preciosa property. In 2003, the loss was comparable to that of 2004 coincidentally as the drilling costs incurred on the Red Lake property amounting to approximately $270,000 were included, together with the sustaining costs for the year.

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE 3RD QUARTER ENDED JULY 31, 2006

Selected quarterly financial information:

	4th Quarter Ended October 31, 2006	3rd Quarter Ended July 31, 2006	2nd Quarter Ended April 30, 2006	1st Quarter Ended January 31, 2006
(a) Revenue		Nil	Nil	Nil
(b) Loss for period		2,088,310	1,892,052	1,103,441
(c) Loss per share		0.04	0.04	0.03
	4th	3rd	2nd	1st
	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	October 31, 2005	July 31, 2005	April 30, 2005	January 31, 2005
(a) Revenue	Nil	Nil	Nil	Nil
(b) Loss for period	1,254,315	986,201	555,994	134,473
(c) Loss per share	0.04	0.04	0.02	0.01
	4th	3rd	2nd	1st
	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	October 31, 2004	July 31, 2004	April 30, 2004	January 31, 2004
(a) Revenue	Nil	Nil	Nil	Nil
(b) Loss for period	131,572	73,218	96,742	164,037
(c) Loss per share	0.006	0.004	0.005	0.01

The third quarter loss of $2,088,310 includes exploration costs of $1,246,936, primarily drilling of $940,026 on the La Preciosa property. The operating costs of $852,868 reflect the costs associated with the high level of financing activity by the Company in the quarter and also include a non-cash, stock-based compensation expense of $372,200 for issuance of options in the second quarter.

The second quarter loss of $1,892,052 includes exploration costs of $989,350, primarily drilling of $740,781 on the La Preciosa property. The operating costs of $913,294 reflect the costs associated with the high level of financing activity by the Company in the quarter and also include a non-cash, stock-based compensation expense of $372,200 for issuance of options.

The loss for the first quarter of $1,103,441 includes exploration costs of $904,993, primarily drilling of $686,551 on the La Preciosa property. The operating costs of $247,439 for the quarter reflect the higher activity level of the Company over the comparable quarter in the prior year, but are in line with the last quarter of fiscal 2005.

The losses for the last six quarters have risen significantly due to the costs associated with exploration and drilling on the La Preciosa property. The loss in the fourth quarter of 2005 includes a $426,095 charge for stock-based compensation for issuances of options granted in the quarter and prior periods. In the first quarter of 2005, exploration expenditures were lower, yielding a smaller operating loss.

During 2004, the losses in the second and third quarters reflect the corporate sustaining costs, while the loss was higher in the first quarter due to the write-off of the Red Lake property, and in the fourth quarter, due to the initial exploration work and costs associated with financing completed in the first quarter of 2005.

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE 3RD QUARTER ENDED JULY 31, 2006

Capital Stock:

Authorized:  100,000,000 Common shares without par value.

	Number of Shares	$
Balance, October 31, 2004	19,558,384	4,429,559
Private placement at $0.15 per unit	2,250,000	337,500
Private placement at $0.25 per unit	4,800,000	1,200,000
Private placement at $0.27 per unit	400,000	108,000
Shares issued for finders’ fees	603,685	131,915
Shares issued for La Preciosa property	50,000	21,000
Shares issued for Santa Monica property	50,000	21,000
Exercise of warrants	6,620,000	668,000
Exercise of options	690,000	72,600
Fair value of options exercised	-	30,500
Less: Share issue costs		(131,915)
Balance, October 31, 2005	35,022,069	6,888,159
Private placement at $0.30 per unit	10,667,332	3,200,200
Private placement at $0.35 per unit	8,798,570	3,079,499
Private placement at $0.59 per unit	4,600,000	2,714,000
Shares issued for finders’ fees	957,000	406,048
Shares issued for bridge loan	100,000	52,000
Shares issued for La Preciosa property	2,378,750	1,141,800
Shares issued for San Juan property	40,000	32,000
Exercise of warrants	1,937,483	416,893
Exercise of options	210,000	47,550
Exercise of agent’s options	85,300	25,590
Fair value of options exercised	-	25,900
Less: Share issue costs	-	(1,006,137)
Balance, July 31, 2006	64,796,504	17,023,502

Warrants Outstanding:

Number of Common Shares Issuable	Exercise Price	Expiry Date
1,195,000	$0.20	March 14, 2007
2,401,000	$0.30	August 17, 2007
112,343	$0.35	August 17, 2007
10,883,799	$0.40	February 3, 2007
9,031,520	$0.50	September 2, 2007
2,485,000	$0.78	May 23, 2008
26,108,662

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE 3RD QUARTER ENDED JULY 31, 2006

Options Outstanding:

Number of Common

Exercise Price

Date of Expiry
Shares Issuable

865,000

$0.11

October 21, 2008

260,000

$0.22

December 4, 2006

80,000

$0.13

November 30, 2006

100,000

$0.25

January 28, 2007

25,000

$0.30

April 7, 2007

50,000

$0.24

April 22, 2007

175,000

$0.40

June 16, 2007

200,000

$0.54

August 30, 2007

1,065,000

$0.45

September 21, 2007

2,460,000

$0.55

March 3, 2011

300,000

$0.47

March 23, 2011
     5,580,000

Agents Options Outstanding:

Number of Units Issuable	Exercise Price	Date of Expiry

594,700	$0.30	February 3, 2007

Each Agent's Option entitles the holder to purchase one unit (an "Agent's Unit") at a price of $0.30 per Agent's Unit until February 3, 2007. Each Agent's Unit is comprised of one common share and one non-transferable share purchase warrant (an "Agent's Warrant"). Each Agent's Warrant is exercisable at $0.40 into one additional common share of the Company until February 3, 2007.

Shares in Escrow:

Nil.

Financial Position:

The Company’s financial position strengthened from the opening level of $229,647 at the beginning of the year to the period end level of $4,757,984. The increase reflects the completion of three private placements during the nine-month period, undertaken to support the continuing drilling program and other exploration work on the Company’s properties as well as to sustain the Company’s general operations.

The Company had initiated a funding program in late 2005, and on February 3, 2006, it closed a brokered private placement through Haywood Securities Inc. (the “Agent”) of 6,800,000 Units at $0.30 per Unit for gross proceeds of $2,040,000. Each unit consists of one common share and one whole share purchase warrant allowing the holder thereof to purchase one additional common share for 12 months from the date of closing at a price of $0.40 per common share. The Agent was paid a cash commission of $165,202, was issued 100,000 Units as a corporate finance fee, and was issued 680,000 Agent’s Options, representing 10 per cent of the units sold under the offering. Each Agent's Option entitles the holder to purchase one unit (an "Agent's Unit") at a price of $0.30 per Agent's Unit for a period of twelve (12) months from the date of issue. Each Agent's Unit is comprised of one common share and one non-transferable share purchase warrant (an "Agent's Warrant"). Each Agent's Warrant is exercisable at $0.40 into one additional common share of the Company for a period of one year after the close of the private placement.

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE 3RD QUARTER ENDED JULY 31, 2006

Also on February 3, 2006, the Company closed a non-brokered private placement, and issued 3,867,332 units for gross proceeds of $1,160,200. The Company paid a cash commission of $6,750, and issued 254,050 units having the same terms and conditions as the private placement units as a finder’s fee in conjunction with the private placement.

Then, on March 2, 2006, the Company closed a second private placement, and issued 8,798,570 Units at a price of $0.35 per Unit for gross proceeds of $3,079,500. Each Unit consists of one common share without par value and one transferable share purchase warrant entitling the holder thereof to purchase an additional common share at a price of $0.50 per share until the close of business on September 2, 2007. In addition, the Company issued 232,950 units having the same terms and conditions as the private placement units and paid $191,475 as finder's fees.

On May 23, 2006, the Company closed a third private placement consisting of 4,600,000 Units at a price of $0.59 per Unit and received gross proceeds of $2,714,000. Each Unit is comprised of one common share and one half of a transferable share purchase warrant. Each whole warrant is exercisable into an additional common share for a period of two years from closing at a price of $0.78 per share. The Company paid a finder's fee of 10 per cent of the gross proceeds to various finders in consideration of their efforts in introducing placees to the Company. The finders' fees payable were satisfied by the payment of $53,100 and the issuance of 370,000 units to the finders, with each finders' unit having the same terms and conditions as the Units issued under the private placement.

In 2006, the Company incurred other costs related to financing activities of $183,562, paid in cash.

In January 2006, to maintain the pace of the drilling program, the Company had arranged a bridge loan in the amount of $300,000 with interest payable at 12 per cent per annum. In consideration of advancing the bridge financing, the Company agreed to issue 100,000 bonus common shares to the lender. The market value was $52,000 on the date of issue, and as reported above, this cost was included in interest expense in the first quarter of this year. Following the completion of the placements, the Company was able to retire this bridge loan and paid $305,020, which reflected the full principal of $300,000 and $5,020 in accrued interest.

Additional funding was received during the first nine months of 2006 from the exercise of options and warrants. The Company issued 210,000 shares on the exercise of options receiving proceeds of $47,550, issued 85,300 agent’s units on the exercise of agent’s options receiving proceeds of $25,590, and issued 1,937,483 shares from the exercise of warrants for proceeds of $416,893.

The loss in the first nine months of 2006 of $5,083,802, after adjustments for non-cash items and changes in non-cash working capital, amounted to a $4,338,096 cash requirement. Office equipment purchases in 2006 amounted to an additional draw on cash of $17,210.

In summary, the aggregate cash inflows from the private placements and the option and warrant exercises this year, which totaled $8,883,643, served to more than offset the impact of the adjusted operating loss for the period of $4,338,096 and the capital acquisitions of $17,210, and a net cash gain amounting to $4,528,337, was realized, such that the Company’s closing cash balance rose to $4,757,984 at July 31, 2006. Of these funds, $4,000,000 were held in 1-year Variable Rate GICs, earning interest at a rate of prime minus 1.9 per cent. The certificates may be redeemed in whole or in part prior to maturity without penalty although the rate of interest on the outstanding balance may be reduced for the remaining term.

The Company has commitments for both the La Preciosa and the Santa Monica properties, and must issue 50,000 common shares to the optionor upon acceptance by the TSX Venture Exchange and an additional 50,000 common shares for each property following one year from the date of approval. In 2005, the Company issued 100,000 shares, 50,000 for each property, pursuant to these terms, recorded at a value of $42,000, $21,000 for each property. Also, as stated above, the agreement requires that the Company incur expenditures over the next five years amounting to US$1 million to earn its working interest on each property. The required expenditures are as follows:

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE 3RD QUARTER ENDED JULY 31, 2006

	La Preciosa (US$)	Santa Monica (US$)
Year 1	50,000	75,000
Year 2	100,000	100,000
Year 3	150,000	125,000
Year 4	250,000	250,000
Year 5	450,000	450,000

To July 31, 2006, the Company has incurred aggregate expenditures on the La Preciosa property of CDN $4,975,796 or approximately US $4,400,000, and as noted above, has consequently fulfilled its commitment per the agreement. On March 3, 2006, the Company announced that it had reached an agreement with Goldcorp Inc. to acquire 100 per cent ownership of the La Preciosa Project. Pursuant to this new agreement, the Company would acquire the remaining 25 per cent interest in La Preciosa from Goldcorp for consideration of US $1 Million to be satisfied by issuing to Luismin S.A. de C.V. (a subsidiary of Goldcorp) common shares of Orko at a deemed price of CDN $0.48 per share. On June 21, 2006, the Company issued 2,378,750 shares to Luisman S.A. de C.V. to complete its acquisition of 100 per cent of the La Preciosa property.

At July 31, 2006, the Company had not incurred expenditures on the Santa Monica property. However, Goldcorp had acknowledged the Company’s focus on La Preciosa and its commitment of funds to this exploratory work, and has accepted the Company’s commitment to meet the required expenditures on the Santa Monica property in the near term. As reported above, the Company is currently mapping the Mesa de los Panuquenos area and conducting rock float sampling.

On April 25, 2006 the Company had announced that it had signed an Option Agreement with Silver Standard Resources Inc. to acquire a 75 per cent interest in the San Juan Property located in the state of Durango, Mexico. The San Juan Property is immediately adjacent to the west of the Company’s La Preciosa Project and Santa Monica Joint Venture. Under the terms of the Option Agreement, Orko Silver can earn a 75 per cent interest in the San Juan Property from Silver Standard Mexico S.A. de C.V. (a wholly owned subsidiary of Silver Standard Resources Inc.) by incurring exploration expenditures of US $750,000 over a three year period and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the Option Agreement by the TSX Venture Exchange. Orko Silver has committed to incur exploration expenditures of not less than US $250,000 within the first year of the Option Agreement. In addition, upon exercising its option to earn a 75 per cent interest in the San Juan Property, the agreement provides that Orko Silver grant Silver Standard a "Back-in Right" to increase its interest by 10 per cent, to a 35 per cent total interest in the Joint Venture by incurring the next US $750,000 in expenditures on the property. On May 16, the Company issued 40,000 common shares, valued at $32,000, to Silver Standard as per the terms of the agreement for acquiring the 75 per cent interest in the San Juan property.

In summary, management believes it has adequate working capital to meet its short-term obligations and anticipates that additional working capital will be required and will be met by additional placements of its common shares with investors.

Related Party Transactions:

During the first nine months of the year, the Company paid management fees amounting to $151,700 to three officers for services provided. The comparable amount, reported in 2005, was $79,050. No director fees were paid in the year. There were fees payable to an officer of $Nil at July 31, 2006, whereas fees accrued and unpaid of $2,592 were included in the payable balance for the same quarter of 2005.

Investor Relations:

On May 11, 2006, the Company announced that pursuant to an agreement dated May 1, 2006, it had retained Meridian Capital International Ltd. ("Meridian") of Vancouver, British Columbia to provide corporate finance advisory services to the Company. The agreement is on a month to month basis and may be terminated by

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE 3RD QUARTER ENDED JULY 31, 2006

either party on not less than 30 days written notice. Meridian is an investment banking and corporate advisory firm and will be providing Orko with corporate finance advice, assisting it in capital raising activities, identifying and assisting with potential joint ventures, acquisitions and strategic alliances and with public awareness campaigns. At this time, the final terms of the agreement are subject to approval by the TSX Venture Exchange.

Changes in Accounting Policies (Including Initial Adoption):

None.

Subsequent Events:

On August 29, 2006, the Company announced that the TSX Venture Exchange had elevated the Company's listing from Tier 2 to Tier 1 status. Tier 1 is the Exchange's premier tier and is reserved for the Exchange's most advanced issuers with the most significant resources.

On September 7, 2006, the Company announced an update to the silver-gold Inferred Resource Estimate originally announced in January 2006 and the discovery of a new vein, the Nancy vein, on La Preciosa property in Durango, Mexico. La Preciosa deposit now has an outlined Inferred Resource of 3.42 million tonnes grading 235.0 silver grams per tonne (g/t) and 0.435 gold g/t, for a silver-equivalent grade of 261.1 g/t. This represents a silver-equivalent metal content of 892 million grams (28.7 million ounces).

On September 13, 2006, the Company announced that it had granted options to certain of its directors, officers, consultants and employees to purchase a total of 1,450,000 shares at a price of $0.55 per share for a period of five (5) years ending September 11, 2011. The options have been granted under the Company's existing stock option plan and are subject to vesting provisions contained in the Company's stock option plan.

Additional information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.